UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CLS Holdings USA, Inc.

(Name of Issuer)
Common Stock
 (Title of Class of Securities)
12565J100

(CUSIP Number)
Jeffrey I. Binder
c/o CLS Holdings USA, Inc.
1435 Yarmouth Street
 Boulder, Colorado  80304
(888) 438-9132

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

January 5, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12565J100	Page 2 of 6

1	NAMES OF REPORTING PERSONS Jeffrey I. Binder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		8,335,741 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,335,741 (1)
WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,335,741 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 12565J100	Page 3 of 6

(1)
Reflects (a) 6,848,708 shares owned by Mr. Binder; and (b) 1,487,033 shares issuable upon the conversion of convertible promissory notes issued to Mr. Binder.  Excludes shares issuable upon the conversion of interest accrued and accruing under the outstanding convertible promissory notes issued to Mr. Binder.

(2)
Calculated on the basis of 40,613,977 shares of Common Stock, consisting of 39,126,944 shares outstanding as of January 9, 2018, as reported on the Company’s Form 10-Q for the quarter ended November 30, 2017 filed January 12, 2018, plus 1,487,033 shares issuable upon conversion of convertible promissory notes issued to Mr. Binder.

CUSIP No. 12565J100	Page 4 of 6

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the information provided in the Statement on Schedule 13D filed on June 5, 2017 (the “Schedule 13D”).  Except as otherwise specified in this Schedule 13D Amendment No. 1, all items in Schedule 13D remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of Schedule 13D is hereby amended and restated as follows:
The source of the funds for the acquisition of the promissory notes that were converted into the Common Stock, as reported on the Schedule 13D, was the personal funds of Mr. Binder. The source of the funds loaned to the Company, as described in Item 5(c) below was the personal funds of Mr. Binder.
ITEM 4.	PURPOSE OF TRANSACTIONS
Item 4 of Schedule 13D is hereby amended and restated as follows:
The purpose of the transactions reported on Schedule 13D was to provide working capital to the Company and to increase Mr. Binder’s beneficial ownership by converting existing convertible loans into additional shares of Common Stock, which he plans to hold for investment purposes.  The purpose of the transactions reported in this Amendment No. 1 was to provide working capital to the Company.  Mr. Binder may make additional convertible loans to the Company, for working capital purposes, until such time as the Company commences generating revenues.
Except as set forth above, Mr. Binder has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Mr. Binder individually owns and exercises sole voting and dispositive power over 6,848,708 shares of Common Stock.  In addition, Mr. Binder may be deemed to be the beneficial owner of an additional 1,487,033 shares of Common Stock underlying convertible notes held by him.  Collectively, these shares represent approximately 20.5% of the outstanding shares of Common Stock of the Company, calculated on the basis of 40,613,977 shares of Common Stock, which consists of 39,126,944 shares outstanding as of January 9, 2018, as reported, plus 1,487,033 shares issuable upon conversion of convertible promissory notes owned by Mr. Binder.
(c)          On August 23, 2017, the Company issued convertible promissory notes to Mr. Binder in the amounts of $115,050 and $72,767 (the “August 23, 2017 Notes”), and on October 9, 2017 and January 5, 2018, the Company issued  convertible promissory notes to Mr. Binder in the amounts of $39,520.56 (the “October 9, 2017 Note”) and $165,360.19 (the “January 5, 2018 Note”, and together with the August 23, 2017 Notes and the October 9, 2017 Note, the “Notes”), to finalize the terms of repayment with respect to certain loans made to the Company by Mr. Binder between January 19, 2017 and December 15, 2017 and certain compensation payable to Mr. Binder. The Notes, which otherwise contain identical terms, are unsecured and bear interest at the rate of 10% per annum.  No payments are required until October 1, 2018 with respect to the August 23, 2017 Notes, and January 2, 2019 and April 1, 2019, with respect to the October 9, 2017 Note and January 5, 2018 Note, respectively, at which time all accrued interest becomes due and payable.  Principal will be paid in eight equal quarterly installments, together with interest accrued thereon, beginning on January 2, 2019 with respect to the August 23, 2017 Notes, and April 1, 2019 and July 1, 2019 with respect to the October 9, 2017 Note and the January 5, 2018 Note, respectively.  The Notes may be prepaid by the Company with no penalty at any time upon thirty days written notice.  Mr. Binder may, at any time prior to payment or prepayment in full, convert all principal and accrued interest thereunder, in whole or in part, into securities of the Company.  For each $0.3125 converted, Mr. Binder will receive one share of the Company’s common stock.

CUSIP No. 12565J100	Page 5 of 6

On January 10, 2018, the August 23, 2017 Notes, the October 9, 2017 Note and a convertible promissory note issued to Mr. Binder on March 31, 2017, were amended to increase the conversion price from $0.25 to $0.3125.
Mr. Binder did not effect any other transactions in any class of equity securities of the Company in the sixty days prior to the filing of this statement.
(d)          Inapplicable.
(e)          Inapplicable.

CUSIP No. 12565J100	Page 6 of 6

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018
/s/ Jeffrey I. Binder
Jeffrey I. Binder